On December 10, 2014, the Board of Trustees approved a resolution to reorganize Calvert Government Fund (Acquired Fund) into
 Calvert Short Duration Income Fund (Acquiring Fund), each a series of The Calvert Fund. The reorganization involved a transfer of all of the assets of the Acquired Portfolio for shares of the Acquiring Portfolio and the assumption of the liabilities of the Acquired Portfolio. Shareholders of the Acquired Fund voted to approve the reorganization on April 17, 2015, and the merger took place at the close of business on April 30, 2015.